UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bertko, John M.
   Humana Inc.
   500 West Main Street
   Louisville, KY  40202
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 13, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Chief Actuary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common (1)                 |      |    | |                  |   |           |55,000             |D     |                           |
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Common (1)                 |      |    | |                  |   |           |932                |I     |HRSP(3)                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options (2)           |$7.4688 |11/18|    | |           |   |11/18|11/18|Common (1)  |12,500 |       |12,500      |D  |            |
                      |        |/99  |    | |           |   |/01  |/09  |            |       |       |            |   |            |
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Options (2)           |$7.4688 |11/18|    | |           |   |11/18|11/18|Common (1)  |12,500 |       |12,500      |D  |            |
                      |        |/99  |    | |           |   |/02  |/09  |            |       |       |            |   |            |
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Options (2)           |$7.4688 |11/18|    | |           |   |11/18|11/18|Common (1)  |12,500 |       |12,500      |D  |            |
                      |        |/99  |    | |           |   |/03  |/09  |            |       |       |            |   |            |
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Options (2)           |$7.4688 |11/18|    | |           |   |11/18|11/18|Common (1)  |12,500 |       |12,500      |D  |            |
                      |        |/99  |    | |           |   |/04  |/09  |            |       |       |            |   |            |
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Options-ISO (2)       |$12.995 |3/13/|    | |           |   |3/13/|3/13/|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |02   |    | |           |   |03   |12   |            |       |       |            |   |            |
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Options-ISO (2)       |$12.995 |3/13/|    | |           |   |3/13/|3/13/|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |02   |    | |           |   |04   |12   |            |       |       |            |   |            |
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Options-ISO (2)       |$12.995 |3/13/|    | |           |   |3/13/|3/13/|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |02   |    | |           |   |05   |12   |            |       |       |            |   |            |
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Options-NQ (2)        |$9.26   |3/13/|A   | |546        |A  |3/13/|3/13/|Common (1)  |546    |       |546         |D  |            |
                      |        |03   |    | |           |   |04   |13   |            |       |       |            |   |            |
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Options-NQ (2)        |$9.26   |3/13/|A   | |546        |A  |3/13/|3/13/|Common (1)  |546    |       |546         |D  |            |
                      |        |03   |    | |           |   |05   |13   |            |       |       |            |   |            |
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Options-ISO (2)       |$9.26   |3/13/|A   | |6,121      |A  |3/13/|3/13/|Common (1)  |6,121  |       |6,121       |D  |            |
                      |        |03   |    | |           |   |04   |13   |            |       |       |            |   |            |
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Options-ISO (2)       |$9.26   |3/13/|A   | |6,121      |A  |3/13/|3/13/|Common (1)  |6,121  |       |6,121       |D  |            |
                      |        |03   |    | |           |   |05   |13   |            |       |       |            |   |            |
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Options-ISO (2)       |$9.26   |3/13/|A   | |6,666      |A  |3/13/|3/13/|Common (1)  |6,666  |       |6,666       |D  |            |
                      |        |03   |    | |           |   |06   |13   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1, 1999, pursuant ot the Company's Rights Agreement which entitles holders of the Company's Common Stock in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating Preferred
Stock at a price of $145 per fractional
share.
(2) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees.
(3) Shares held for my benefit as of February 28, 2003 under the Humana Retirement & Savings Plan ("HRSP") and a routine disposition of shares to fund an administrative fee assessment under a Tax-Conditioned Plan, exempt under Rule
16b-3(c).